UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Covenant Group of China Inc.

(Name of Issuer)

Common Stock, $0.00001 Par Value Per Share

(Title of Class of Securities)

222841 108

(CUSIP Number)

Good Energy Enterprise, Ltd.
Unit 1901, #3 Gate, 1st Building, Number Six
Star River, Panyu District, Guangzhou, Guangdong Province, China 510000

Sunrise Capital International, Inc.
Unit 2309, South Tower, World Trade Centre, Huanshi Road East,
Guangzhou, Guangdong Province, China 510095

Sheng Zhou
c/o Good Energy Enterprise, Ltd.
Unit 1901, #3 Gate, 1st Building, Number Six
Star River, Panyu District, Guangzhou, Guangdong Province, China 510000
86-20-34784769

copy to: Justin D. Csik, Esq., General Counsel
Covenant Group of China Inc.
Two Bala Plaza, Suite 300
Bala Cynwyd, PA 19004

(Name, Address and Telephone Number of Person Authorized to
receive Notices and Communications)

December 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  222841 108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sheng Zhou

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
New Zealand

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power
250,000

	8	Shared Voting Power
850,909

	9	Sole Dispositive Power
250,000

	10	Shared Dispositive Power
850,909

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,100,909

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
9.59%

14	Type of Reporting Person (See Instructions)
IN

CUSIP No.  222841 108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sunrise Capital International, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power
0

	8	Shared Voting Power
390,909

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
390,909

11	Aggregate Amount Beneficially Owned by Each Reporting Person
309,909

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
3.40%

14	Type of Reporting Person (See Instructions)
CO

CUSIP No.  222841 108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Good Energy Enterprise, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power
0

	8	Shared Voting Power
460,000

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
460,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person
460,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
4.01%

14	Type of Reporting Person (See Instructions)
CO

Item 1.  Security and Issuer

This Schedule 13D relates to the acquisition of an aggregate of 1,100,909 shares of common stock, par value $0.00001 per share, of Covenant Group of China Inc. (the “Company”) by Mr. Sheng Zhou ("Zhou"), Sunrise Capital International, Inc. ("Sunrise"), and Good Energy Enterprise, Ltd. ("Good Energy").  The Company’s principal executive office is located at Two Bala Plaza, Suite 300, Bala Cynwyd, PA 19004.  Collectively, Zhou, Sunrise and Good Energy are the "Reporting Persons."

Item 2.  Identity and Background

(1)   (a)  Sheng Zhou

(b)  c/o Good Energy, Unit 1901, #3 Gate, 1st Building, Number Six, Star River, Panyu District, Guangzhou, Guangdong Province, China 510000.

(c)  Investment Manager, Good Energy, Unit 1901, #3 Gate, 1st Building, Number Six, Star River, Panyu District, Guangzhou, Guangdong Province, China 510000, and Executive Director, Sunrise Capital, Unit 2309, South Tower, World Trade Centre, Huanshi Road East, Guangzhou, Guangdong Province, China 510095

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of New Zealand.

(2)   (a)  Sunrise Capital

(b) Unit 2309, South Tower, World Trade Centre, Huanshi Road East, Guangzhou, Guangdong Province, China 510095

(c) Not applicable.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is an entity organized and existing under the laws of the British Virgin Islands.

(3)   (a)  Good Energy

(b) Unit 1901, #3 Gate, 1st Building, Number Six, Star River, Panyu District, Guangzhou, Guangdong Province, China 510000.

(c) Not applicable.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is an entity organized and existing under the laws of the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons received an aggregate of 1,100,909 shares of common stock of the Company for no additional consideration as a consequence of the exchange of shares of common stock of Covenant Group Holdings, Inc. ("Covenant Holdings") owned by the Reporting Persons with shares of common stock of the Company (f/k/a Everest Resources Corp.).  Zhou received 250,000 shares, Sunrise received 390,909 shares and Good Energy received 460,000 shares of the Company's common stock.  Pursuant to the Share Exchange Agreement, dated December 24, 2009, by and among the Company, Covenant Holdings and all of the shareholders of Covenant Holdings (the "Covenant Holdings Shareholders") (the "Share Exchange Agreement"), each of the Covenant Holdings Shareholders exchanged their respective shares of Covenant Holdings for shares of the Company's common stock.  Shares of Covenant Holdings common stock held of record on the Closing Date by the Covenant Holdings Shareholders were exchanged on a one-for-one basis for shares of the Company's common stock (the "Share Exchange").

Item 4.  Purpose of Transaction

The Reporting Persons received an aggregate of 1,100,909 shares of common stock of the Company as set forth in the Share Exchange Agreement discussed in Item 3 above.  The purpose of the Share Exchange transaction was to permit the Covenant Holdings Shareholders to obtain control of the Company and to permit the Company to acquire Covenant Holdings and its subsidiaries.

Item 5.  Interest in Securities of the Issuer

(1)   (a)  As of December 24, 2009, as a result of the consummation of the Share Exchange described above, Zhou, who is an Investment Manager of Good Energy and Executive Director of Sunrise, as well as a direct holder of shares in the Company, is deemed to beneficially own 1,100,909 shares of common stock or 9.59% of the outstanding shares.  Zhou disclaims beneficial ownership of the 460,000 shares beneficially owned by Good Energy and 390,909 shares beneficially owned by Sunrise.

(b)  Zhou has the sole voting power and power to dispose of 250,000 shares of common stock, shares voting power and power to dispose of the 460,000 shares held by Good Energy and shares voting power and power to dispose of the 390,909 shares held by Sunrise.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

(2)   (a)  As of December 24, 2009, as a result of the consummation of the Share Exchange described above, Good Energy is deemed to beneficially own 460,000 shares of common stock or 4.01% of the outstanding shares.

(b)  Good Energy shares voting power and power to dispose of 460,000 shares of common stock with Zhou, an Investment Manager of Good Energy, and has sole voting power and power to dispose of 0 shares.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

(3)   (a)  As of December 24, 2009, as a result of the consummation of the Share Exchange described above, Sunrise is deemed to beneficially own 390,909 shares of common stock or 3.40% of the outstanding shares.

(b)  Sunrise shares voting power and power to dispose of 390,909 shares of common stock with Zhou, an Executive Director of Sunrise, and has sole voting power and power to dispose of 0 shares.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 24, 2009, the Company entered into the Share Exchange Agreement pursuant to which, among other things, the Reporting Persons received an aggregate of 1,100,909 shares of the Company’s common stock.

Item 7.  Material to be Filed as Exhibits

The Share Exchange Agreement is incorporated herein by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the SEC on December 31, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2010	By:	/s/ Sheng Zhou
Sheng Zhou

GOOD ENERGY ENTERPRISE, LTD.

Date: January 6, 2010	By:	/s/ Sheng Zhou
Sheng Zhou
Investment Manager

SUNRISE CAPITAL INTERNATIONAL, INC.

Date: January 6, 2010	By:	/s/ Sheng Zhou
Sheng Zhou
Executive Director